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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                      Commission File Number: 001-11473
                                                              ---------

                          NOTIFICATION OF LATE FILING

         (CHECK ONE):  /  /  Form 10-K  /  /  Form 20-F  /  /  Form 11-K
/ X /  Form 10-Q   /  /  Form N-SAR

     For Period Ended:
                       -------------------------------------------------------

/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

     For Transition Period Ended:
                                  --------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant  Stanford Telecommunications, Inc.
                         ---------------------------------
Former Name if Applicable  n/a
                           ---
Address of Principal Executive Office (street and number)
     1221 Crossman Avenue
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City, state and zip code  Sunnyvale, California 94089
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                                    PART II

                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |   (a)  The reasons described in reasonable detail in Part III of
          |        this form could not be eliminated without unreasonable effort
          |        or expense;
          |
/  X  /   |   (b)  The subject annual report, semi-annual report, transition
          |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
          |        portion thereof, will be filed on or before the fifteenth
          |        calendar day following the prescribed due date; or the
          |        subject quarterly report of transition report on Form 10-Q,
          |        or portion thereof will be filed on or before the fifth
          |        calendar day following the prescribed due date, and
          |
          |   (c)  The accountant's statement or other exhibit required by Rule
          |        12b-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant has entered into an Agreement and Plan of Merger dated as of June 22, 1999 (the "Merger Agreement"), pursuant to which the registrant is to be acquired by Newbridge Networks Corporation ("Newbridge"). The Merger Agreement also contemplates the sales by the registrant of certain assets relating to its government business (the "Government Business Sale") and contract manufacturing business (the "Contract Manufacturing Business Sale").

     The Merger Agreement and the Government Business Sale require the approval of the registrant's stockholders. The special meeting of such stockholders originally was scheduled for November 15, 1999. The Merger Agreement originally contemplated that the stockholders of the registrant would receive common shares of Newbridge in exchange for their shares of common stock of the registrant. As a result of a decline in the trading price of the Newbridge common shares, the registrant and Newbridge have re-negotiated the terms of the merger so that the stockholders of the registrant will receive cash, instead of Newbridge common shares, in exchange for their shares of common stock of the registrant. Accordingly, the originally scheduled special meeting has been postponed and a new proxy statement is being prepared.

     On October 29, 1999, the registrant completed the Contract Manufacturing Business Sale. The contract manufacturing business comprised a separate operating segment for purposes of the registrant's financial disclosure. As a result, the interim financial statements to be included in the registrant's Form 10-Q that is due on November 15, 1999 must be restated to reflect that the contract manufacturing business has been discontinued.

     The management, accounting, legal and other registrant resources that have been required to (a) re-negotiate the Merger Agreement and prepare a new proxy statement, and (b) restate the registrant's interim financial statements as a result of the Contract Manufacturing Business Sale have rendered the registrant unable to timely complete its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 without unreasonable effort or expense.

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                                    PART IV

                               OTHER INFORMATION

     (1) Name and telephone number of person to contract in regard to this notification

            Jerome F. Klajbor          408              745-0818
            -----------------          ---              --------
                 (Name)            (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                    / X  /  Yes  /   /  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    /    /  Yes  / X /  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       Stanford Telecommunications, Inc.
                       ---------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 15, 1999      By:    /s/ Jerome F. Klajbor
                                     ---------------------------------------
                              Name:  Jerome F. Klajbor
                                     ---------------------------------------
                              Title: Vice President, Chief Financial Officer
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          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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